Exhibit 99.1

GROWN ROGUE INTERNATIONAL INC.

(THE “CORPORATION”)

CERTIFICATE

Abridgement of Time Pursuant to National Instrument 54-101

Communication with Beneficial Owners of Securities of a Reporting Issuer

Reference is made to the annual and special meeting of shareholders of the Corporation scheduled to be held on July 15, 2019 (the “Meeting”).

I, J. Obie Strickler, President and Chief Executive Officer of the Corporation hereby certify in my capacity as an officer of the Corporation, for and on behalf of the Corporation, and not in my personal capacity, that:

1.	All proxy-related materials in connection with the Meeting are being sent in compliance with the applicable timing requirements in Sections 2.9 and 2.12 of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”).

2.	The Corporation has arranged to carry out in connection with the Meeting all of the requirements of NI 54-101 in addition to those described in item 1 above.

3.	The Corporation is relying upon Section 2.20 of NI 54-101 in connection with the abridgement of certain of the time periods specified in NI 54-101 in respect of the Meeting.

The term “proxy-related materials” as used in this Certificate shall have the meaning ascribed thereto in NI 54-101.

DATED as of this 24th day of June, 2019.

GROWN ROGUE INTERNATIONAL INC.

By:	“J. Obie Strickler”
J. Obie Strickler
President and Chief Executive Officer